Exhibit 99.1

NOTICE TO THE MARKET

GERDAU RESUMES R$ 1.75 BILLION INVESTMENT IN BRAZIL

Gerdau announces that it will resume the project for installing the heavy plate rolling mill at its Gerdau Açominas steel plant in Ouro Branco, Minas Gerais, at an estimated R$ 1.75 billion. This amount is part of the global investment plan of R$ 6.3 billion announced by the company for the coming years.  The installation of the heavy plate rolling mill, which had been postponed due to the impact of the global crisis on steel consumption, will mark the beginning of flat steel production by the company in Brazil. Invitation letters containing the technical specifications of the equipment were sent out this month to potential suppliers in Brazil and abroad.

According to André B. Gerdau Johannpeter, CEO of Gerdau, “Demand for steel in Brazil is gradually recovering and the outlook for the coming years is quite positive, which made us decide about expanding our product portfolio in Brazil, starting with the production of heavy plates”.

The heavy plate rolling mill will have an installed capacity of one million metric tons per year, with the possibility of future expansion. It is expected to startup by the end of 2012. The installation works, which will start in 2010 and end in 2012, will create up to 4,000 temporary jobs at their peak. Moreover, 420 new permanent jobs will be created to operate the new equipment.

The key focus of the investment is the domestic market, especially the oil industry, followed by the naval industry, construction (metallic constructions) and heavy equipment (machine and tools). Surplus production will be exported to other countries in Latin America.

Production of slabs, the raw material for heavy plates, began at Gerdau Açominas in July with the startup of continuous slab casting, with installed capacity of 1.5 million metric tons per year.

Gerdau currently produces flat steel in its U.S. plants and sells it in Brazil through Comercial Gerdau, the nation’s largest steel distributor.

About Gerdau

Gerdau is the leading producer of long steel in the Americas and one of the world’s largest suppliers of special long steel. It has plants in 14 countries spanning the Americas, Europe and Asia, with total installed capacity of more than 20 million metric tons of steel.  It is the largest recycler in Latin America and the world, transforming around 16 million metric tons of scrap into steel every year. With over 140,000 shareholders, Gerdau’s publicly-held companies are listed in the stock exchanges of São Paulo (Bovespa: GGBR4, GGBR3, GOAU4, GOAU3 and AVIL3), New York (NYSE: GNA, GGB), Toronto (GNA: TO), Madrid (Latibex: XGGB) and Lima (BVL: SIDERC1).

Rio de Janeiro, October 20, 2009

Osvaldo Burgos Schirmer

Executive Vice-President and

Investor Relations Officer